SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarifications on the contract with GDK Engenharia

( Rio de Janeiro, July 19, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, wishes to clarify that GDK Engenharia S.A was retained to build and assemble Platform P-34’s industrial unit. The cost of the work amounted to about US$ 88 million and the platform, once concluded, is scheduled to begin operations next year in the Jubarte Field with a production capacity of 60,000 barrels/day.

In accordance with Decree 2745, this contract was the outcome of an Invitation to Bid, the processing of which took place between January and June 2004. In addition to GDK, the following companies were also invited to participate in the bidding process: ABB-Camargo Correa and Andrade Gutierrez Consortium; Construtora Norberto Odebrecht S.A.; Fels Setal S.A.; GDK Engenharia S.A.; Mauá Jurong S.A.; Mendes Júnior Trading e Engenharia S.A.; Promon Engenharia Ltda; Techint S.A.; Technip Engenharia S.A and UTC Engenharia S.A.

Four of these companies officially declined the invitation to bid, one failed to put in a bid, two formed a consortium, presenting a joint proposal, and three submitted individual proposals. Out of the four proposals received, three were approved on technical grounds by the Tender Bid Committee. The difference between GDK’s bid and the company classified in second place was approximately US$ 10 million. The contract with GDK was signed on July 9 2004 for completion within a term of 510 days. The platform under construction is expected to leave the port of Vitória late this year.

GDK Engenharia has had a record of supplying services to Petrobras since 1994. Since that date, among the services for which Petrobras has retained GDK are: maintenance of industrial equipment; repair and expansion of property installations; construction and assembly of industrial structures for oil and gas; and maintenance construction, assembling and restoration of pipelines. The work involving the contract for supplying P-34 is an area in which GDK has a proven track record.

In 2001, contracts signed between Petrobras and GDK amounted in round figures to R$ 126 million, in 2002 to R$ 430 million, in 2003 to R$ 145 million, in 2004 to R$ 512 million and in 2005 to R$ 272 million.

The P-34 Platform contract has been audited by the Federal Audit Court (TCU) and no irregularity was identified.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.